MR

[redacted]

14049146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/12 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAKE STREET CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 SOUTH SIXTH STREET, SUITE 2050
(No. and Street)

MINNEAPOLIS	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC MARTINUZZI (612) 326-1315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 7 2014
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/28

OATH OR AFFIRMATION

I, ERIC MARTINUZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Street Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY A TAGTMEIER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1/31/15

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKE STREET CAPITAL MARKETS, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Period from November 30, 2012

(date of commencement of operations) to December 31, 2013

BAKER TILLY

Candor. Insight. Results.

LAKE STREET CAPITAL MARKETS, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Period from November 30, 2012

(date of commencement of operations) to December 31, 2013

LAKE STREET CAPITAL MARKETS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Lake Street Capital Markets, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2013, and the related statements of operations, member's equity, and cash flows for the period from November 30, 2012 (date of commencement of operations) to December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Street Capital Markets, LLC as of December 31, 2013 and the results of its operations and its cash flows for the period from November 30, 2012 to December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2014

Lake Street Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2013

ASSETS		
Cash	$	905,612
Deposit with clearing broker and others		100,000
Lease deposits		8,019
Receivable from clearing broker		149,920
Receivables from customers		4,500
Prepaid expenses		65,480
Warrants, at fair value		30,402
Furniture and equipment, at cost, net of accumulated depreciation of $19,050		93,277
TOTAL ASSETS	$	1,357,210
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	618,253
Accrued expenses		16,021
Member's equity		722,936
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,357,210

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC

STATEMENT OF OPERATIONS

For the period from November 30, 2012 to December 31, 2013

REVENUES	
Trading commissions	$ 1,322,895
Investment banking	820,824
Investment advisory fees	535,000
Research fees	104,353
TOTAL REVENUES	2,783,072
EXPENSES	
Employee compensation and benefits	1,808,799
Communications and data services	221,824
Travel	130,430
Clearing and trade execution	119,640
Occupancy	109,841
Professional services	129,059
General and administrative	67,877
Other expenses	129,321
TOTAL EXPENSES	2,716,791
OPERATING INCOME	66,281
OTHER INCOME	
Unrealized Gain on Investments	3,846
TOTAL OTHER INCOME	3,846
NET INCOME	$ 70,127

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF MEMBER'S EQUITY
For the period from November 30, 2012 to December 31, 2013

Balance, November 30, 2012 (commencement of operations)	$	510,000
Capital contributions		142,809
Capital distributions		-
Net income		70,127
Balance, December 31, 2013	$	722,936

See accompanying notes to financial statements.

Lake Street Capital Markets, LLC
STATEMENT OF CASH FLOWS
For the period from November 30, 2012 to December 31, 2013

Net Income	$	70,127
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		19,050
Warrants received as investment banking revenue		(26,556)
Unrealized gain on warrants		(3,846)
Change in operating assets and liabilities		
Accounts receivable		(154,420)
Prepaid expenses		(60,480)
Lease deposits		(8,019)
Accounts payable and accrued expenses		634,274
NET CASH PROVIDED BY OPERATING ACTIVITIES		470,130
INVESTING ACTIVITY		
Purchase of furniture and equipment		(112,327)
NET CASH USED BY INVESTING ACTIVITIES		(112,327)
FINANCING ACTIVITY		
Member contributions		142,809
Proceeds from issuance of subordinated loans		1,260,000
Payments on subordinated loans		(1,260,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		142,809
NET CHANGE IN CASH		500,612
CASH, BEGINNING OF PERIOD		405,000
CASH, END OF PERIOD	$	905,612
Cash paid for interest	$	27,814

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Lake Street Capital Markets, LLC (the Company) is a wholly-owned subsidiary of Lake Street Holdings, LLC (the Member). The Company, organized as a limited liability company under the Minnesota Limited Liability Company Act, is an introducing broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA) and commenced operations on November 30, 2012. The Company provides investment banking and securities brokerage services to institutional and corporate clients. The Member experiences limited liability to the extent of its capital balance.

(2) Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

Cash – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary as of December 31, 2013. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Revenue recognition – The Company earns revenue through trading commissions, investment banking fees, investment advisory fees, and research fees charged to clients.

Trading commissions: The Company buys and sells securities for its customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis. Commissions are recorded on a trade-date basis as securities transactions occur.

Investment banking: Investment banking fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Retainer fees: Some investment banking clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Offering fees: Offering fees include management fees and selling concessions, and are owed to the Company on completion of a transaction. Offering fees are recognized when the transaction is completed and the income is reasonably determinable.

Investment advisory fees: The Company bills and recognizes revenues for investment advisory services periodically as the services are performed as provided for under the terms of its agreement with the client.

Research fees: In lieu of, or in addition to trading commissions, certain institutional clients pay fees to the Company for access to the Company's equity research. Certain clients request that the Company invoice for these

fees, and the Company recognizes the fees when the invoice is issued. Other clients pay research fees to the Company without an invoice, and such fees are recorded upon receipt from the client.

Depreciation and amortization – Depreciation and amortization are computed by the straight-line method over estimated useful lives of three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Income taxes – The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company will record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Off-balance sheet risk

The Company clears all transactions for its customers on a fully disclosed basis with Wedbush Securities, Inc., who carries all the customer accounts and maintains the related records. The Company is liable to Wedbush for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary as of December 31, 2013.

(4) Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Warrants	-	-	30,402	30,402

The following table is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the period from November 30, 2012 to December 31, 2013:

	Beginning Balance	Assets Received as Investment Banking Fees	Unrealized Gains	Ending Balance
Assets:				
Warrants	-	26,556	3,846	30,402

(5) Property and Equipment

Property and equipment consisted of the following as of December 31, 2013:

Computers and equipment	$ 56,128
Furniture and fixtures	56,199
Total cost	112,327
Accumulated depreciation	19,050
Property and equipment, net	$ 93,277

Depreciation expense charged to operations for the period from November 30, 2012 to December 31, 2013 was $19,050.

(6) Leases and Other Contractual Commitments

The Company leases its office facilities and certain equipment under operating leases. The lease for its Minneapolis office expires on September 30, 2015 and provides for base annual payments ranging from $26,250 to $56,000 over the term of the lease. The lease for its Wayne, PA office expires on September 30, 2014 and provides for base annual payments of $6,000 over the term of the lease.

The Company has entered into various contracts related to the license of its securities trading system and other data services which require it to pay license costs over periods ranging from one to three years.

The future minimum payments required under the leases and other contracts are as follows:

Year Ending December 31,	
2014	248,724
2015	208,380
2016	3,480

Total expense under these leases and contracts was $306,037 for the period from November 30, 2012 to December 31, 2013.

(7) Related Party Transactions

During the period from November 30, 2012 to December 31, 2013, the Company borrowed $1,260,000 from four members of the Member in order to allow the Company to have sufficient net capital to participate in several investment banking transactions. The loans were entered into on September 9, 2013, unsecured, and repaid on October 24, 2013. These loans were subordinated to all other obligations of the company. The interest rate on the loans was 18%. Total interest expense was $27,814.

(8) Net capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of December 31, 2013, the Company had net capital of $525,758 which was $425,758 in excess of its required net capital of $100,000. The Company's aggregated indebtedness ratio was 1.18 to 1 as of December 31, 2013.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

(9) Subsequent events

The Company has evaluated subsequent events occurring through February 24, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Lake Street Capital Markets, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity	$ 722,936
Deductions and/or charges:	
Non-allowable assets:	
Non-marketable securities	30,402
Prepaid expenses and deposits	73,499
Property and equipment, net	93,277
Non-allowable assets	197,178
Net capital before haircuts on securities positions	525,758
Haircuts on securities positions	-
Net capital	$ 525,758

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 618,253

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital at 1,500 percent	$ 425,758
Excess net capital at 1,000 percent	$ 405,758
Ratio: Aggregate indebtedness to net capital	1.18:1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2012	$ 525,758
Net audit adjustments	-
Net capital per above	$ 525,758

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lake Street Capital Markets, LLC (the Company) as of and for the period from November 30, 2012 (date of commencement of operations) to December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2014

LAKE STREET CAPITAL MARKETS, LLC

Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2013

BAKER TILLY

Candor. Insight. Results.

LAKE STREET CAPITAL MARKETS, LLC

Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2013

LAKE STREET CAPITAL MARKETS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Lake Street Capital Markets, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Lake Street Capital Markets, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 24, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069101 FINRA DEC
LAKE STREET CAPITAL MARKETS LLC 15*15
225 SOUTH SIXTHE STREET STE 2050
MINNEAPOLIS MN 55402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Hipskind
612-326-1312

2. A. General Assessment (item 2e from page 2) $ 6,790

B. Less payment made with SIPC-6 filed (exclude interest) (2,543)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,247

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,247

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lake Street Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of February, 2014.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,771,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	9,386
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	41,674
(7) Net loss from securities in investment accounts.	0
Total additions	51,060
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,394
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	30,402
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	23,541
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		106,337
2d. SIPC Net Operating Revenues		$ 2,716,013
2e. General Assessment @ .0025		$ 6,790

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